

Mail Stop 6010

May 20, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. Richard A. Horowitz
President
P&F Industries, Inc.
445 Broadhollow Road, Suite 100
Melville, NY   11747

> **Re: P&F Industries, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 1-5332**

Dear Mr. Horowitz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief